Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

SILVERMEX APPOINTS NEW CHIEF FINANCIAL OFFICER

Vancouver, BC, Canada – May 17, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) is pleased to announce the appointment of Lisa Dea, CA as its Vice President, Finance and Chief Financial Officer.

Ms. Dea comes to the Company with over 16 years of experience in the finance, securities and accounting fields. Prior to joining the Company, Ms. Dea was the Vice President, Finance and Chief Financial Officer of Polaris Minerals Corporation (“Polaris”), a TSX listed Company, from 2006 and was responsible for the overall financial management of the company, including overseeing Polaris’ debt and capital market activities, managing banking relationships with US, Canadian and International banks and internal and external public reporting. During her career at Polaris, she completed numerous debt and equity financings, and oversaw the implementation of the financial controls, processes and corporate financing strategies required to bring Polaris from development stage to large-scale commercial production.

Before joining Polaris, Ms. Dea spent eleven years at Deloitte & Touche LLP, achieving the position of Senior Manager, where she focused on mining and junior resource mining companies. Lisa obtained her Chartered Accountants designation in 1997 and holds a BComm from the University of British Columbia.

Hallein Darby has stepped down as CFO to pursue other ventures. Ms. Darby joined the Company in November 2008, as Senior VP Finance and was appointed CFO in March 2010. Silvermex would like to thank Ms. Darby for her extensive services and commitment to the company.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to increase production at the mine to full capacity and is conducting extensive exploration to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.